December 17, 2004

MAIL STOP 0511

Mr. Michael McGuiness
Chief Financial Officer
Treasure Mountain Holdings, Inc.
13-01 Pollitt Drive
Fair Lawn, New Jersey 07410

Re:	Treasure Mountain Holdings, Inc.
File No. 333-120411
File No. 000-32741
Vyteris Holdings, Inc.
File No. 333-120435
Registration Statement on Form SB-2
      Filed November 12, 2004

Dear Mr. McGuiness:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that no proxy or information statement was filed for the
merger with Vyteris, Inc., and the Treasure Mountain Schedule 14F-
1
indicates that "[s]tockholders of Treasure Mountain will not vote upon the Merger." Please supplementally explain whether there was a vote by the shareholders of Treasure Mountain Holdings as to the merger. If not, please explain why supplementally. In this regard, if no vote was required under state law for the merger, it would appear that a vote may have been required for the increase in securities necessary to effect the merger. See Note A to Schedule 14A. Please explain.
2. Please supplementally provide the basis for the issuance of 45 million shares of common stock of Treasure Mountain Holdings, Inc. to
Vyteris control persons to partially effect the merger with Vyteris and the basis for those shares being able to vote on the reincorporation merger.

3. Please supplementally describe how the reincorporation merger of
Treasure Mountain Holdings into Vyteris Holdings will comply with the
Securities Act of 1933. We note that Rule 145 of the Securities Act excludes from the definition of offer, offer to sell or sale, a merger in which the sole purpose of the transaction is to change an issuer`s domicile. We further note that it appears that the reincorporation merger is for the purpose of reincorporation into Delaware and increasing the number of shares in order to effect the combination with Vyteris, Inc.

4. We note the disclosure in the prospectus summary that "[t]he reincorporation merger was effected on , 2004" and the disclosure
on page 97 of the prospectus which states that "[O]n  ,   2004,
the
stockholders of Treasure Mountain Holdings approved the
reincorporation merger and on   ,  2004, the reincorporation
merger
was consummated." Please explain why the company is seeking to register the resale of the Treasure Mountain common stock if the reincorporation merger will be consummated before the selling security holder offering begins. Please note that this comment assumes the reincorporation merger does not require registration under the 1933 Act, which may not be the case.

5. Please provide a timeline of the events that include the consummation of the merger between Vyteris, Inc. and the subsidiary of Treasure Mountain Holdings and the consummation of the merger between Treasure Mountain Holdings and Vyteris Holdings.

Prospectus Cover Page

6. We note that there is currently no active trading market for your common stock. Given this, please revise your cover page and plan of distribution to provide that selling security holders will sell the common stock and warrants at fixed prices, which are quantified in your prospectus, until there is an active trading market for the securities and thereafter at prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities Act of 1933.

Table of Contents
Explanatory Note

7. We note that the information in the explanatory note is in all capital letters. All capital letters impede the readability of the disclosure. Please revise. Further, please revise other statements in all capital letters, like your risk factor subheadings and the introduction to "Selected Financial Data."



Prospectus Summary
Our Business

8. Please revise the Summary section, Management Discussion and Analysis section and the Description of Business section to comply with the requirements of Rule 421 of Regulation C. Please use definite concrete everyday words. In the Summary and Description of
Business, you employ many technical terms and jargon that may be confusing and difficult for an average reader to understand. For example, you include terms and phrases such as "intelligent . . . transdermal drug delivery," "small molecule," "peptide," "protein
therapeutics," "electrotransport," "iontophoresis," etc.   Please
do
not include technical terms or jargon in the forepart of your prospectus, including your summary. Please remove unnecessary technical terms or jargon from the body of the prospectus. Where technical terms or jargon have to be used later in the filing, please explain them in ordinary, everyday language when first used.

9. We note that the company has had no revenues form the sale of its products and has incurred significant losses. Please provide a more balanced presentation at the beginning of the summary that includes this information.

10. We note the statement that "[w]e believe the control and convenience enabled by our technology has the potential to: improve therapeutic outcomes; reduce side effects; increase patient compliance; and improve overall cost-effectiveness of drug therapies." Supplementally, please provide us with reasonable support and summarize the support later in the prospectus. If a reasonable basis cannot be provided, the statement should be removed.

11. We note the paragraph that begins with the assertion "[w]e have identified over 90 other FDA-approved drugs to which our drug delivery technology might be applied." We further not the statement that "our technology may offer significant therapeutic economic or lifestyle advantages over existing drug delivery methods." Supplementally, please provide us with reasonable support and summarize the support later in the prospectus. If a reasonable basis cannot be provided, the statement should be removed.

Risk Factors

12. Please substantially revise most of your risk factor subheadings to state the material risk to potential investors. In this regard, your headings should disclose the consequences to the investor or to the company, should the risk materialize. For example, most of your subheadings merely state facts or describe uncertainties and do not adequately reflect the risks that follow. Please revise your subheadings to state succinctly the risks. In addition, please revise the risk factor narratives to state succinctly the risks and only that those risks disclosed in the subheadings.

13. We note the statement in risk factor two, that "[i]f we are unable to raise sufficient capital to timely repay our obligations under the working capital facility, the lender -each of whom are affiliated with our principal stockholder - will be entitled to enforce their lien and take title to substantially all of our assets." It would appear that this disclosure should be presented as a separate risk factor. In addition, the company could include the disclosure in note 4 to the financial statements regarding the company`s default on previous promissory notes.

14. In risk factor five, we note the statement that "[w]e may not be successful in obtaining regulatory approval for additional products or in engaging strategic partners to finance and manage the sales and marketing of such other products." This disclosure appears to be a separate risk factor or risk factors from that of risk factor five in which the company has not generated any revenue from sales of its products. It would be more appropriate to revise risk factor five to discuss the problems of the past and the possibility of failure in the immediate future of selling LidoSite and the impact that failure would have on the company and its investors. Further, please add a separate risk factor to address the other products.

15. We note that the narrative in risk factor 13 is long and contains information that could be discussed in other parts of the prospectus, such as the business section. Please revise risk factor 13 accordingly and revise other risk factors where the narratives are long and where the information could be discussed in more appropriate parts of the prospectus.

16. We note the last risk factor regarding forward looking statements. Please remove this information from the Risk Factors section and disclose the information in a separate section of the prospectus, immediately following the Risk Factors section.

Management`s Discussion and Analysis of the Financial Condition and
Results of Operations of Vyteris, Inc.
Overview of Vyteris

17. We note the reference in this section to the term "from inception." At the beginning of the section please provide the date of inception.
18. We believe your MD&A section could benefit from an expanded "Overview" section that offers investors an introductory understanding of Vyteris and the matters with which management is concerned primarily in evaluating the company`s financial condition and operating results. A good introduction, accordingly, might include a discussion of the following: the economic or industry-wide factors relevant to the company; a discussion of how the company earns or expects to earn revenues and income; the identity of the company`s primary business lines, location(s) of operations and principal services; and insight into material opportunities, challenges, risks, and material trends and uncertainties. To the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to: <http://www.sec.gov/rules/interp/33-8350.htm>. See also, Item 303 of Regulation S-B.


19. Please revise your overview to discuss the merger between Vyteris and the subsidiary of Treasure Mountain, the date the merger was consummated, the nature of consideration exchanged, the method of accounting for the merger and that the results of operations and financial position presented here are those of Vyteris, Inc.

20. Please summarize and analyze the fees to be paid to B. Braun pursuant to the marketing agreement between the company and B.
Braun.

21. Please summarize and analyze the company`s royalty obligations to
Becton Dickinson.

22. Please clarify the statement "and $239,000 through the sale of our New Jersey net operating losses."

Inception through June 30, 2004
Revenues

23. Expand the Revenues paragraph to discuss the reasons for the year-to-year changes in revenue for the annual and subsequent interim periods. Provide a brief description of how you recognize revenue.

24. Please disclose the principal terms, such as fees, of the agreement between the company and a pharmaceutical company, in this or another appropriate location in the prospectus.

Years Ended December 31, 2002 and 2003

25. Please compare the revenue received during 2002 and 2003.

Six Month Period Ended June 30, 2003 and 2004

26. Please compare the revenue received in the six month period of 2003 and 2004.

27. Please describe in greater detail the statement "[t]he increase in 2004 reflects the efforts undertaken by us in devising and executing our strategy to raise additional capital to support our development."

Liquidity and Capital Resources

28. Management`s Discussion and Analysis should discuss the judgments and uncertainties that affect the application of your critical accounting policies and the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Repeating the accounting policies footnote, in full or in part, is not consistent with the staff`s guidance concerning the disclosure of critical accounting estimates. Please revise.



29. We would consider quick capital to be a non-GAAP financial measure in that it excludes amounts that are included in the most directly comparable measure, i.e., working capital, calculated and presented in accordance with GAAP. It is not clear to the staff from your disclosures why quick capital would be useful to management or meaningful to investors as a measure of liquidity considering it excludes your most significant liabilities. Explain why you believe quick capital is not a non-GAAP measure, why you excluded your most significant liabilities from the calculation of a liquidity measure, and explain the specific reasons why you believe this measure provides useful information to investors regarding your liquidity and financial condition. Refer to Item 10(h) of Regulation S-B. Explain also what arrangements or side agreements, if any, were entered into with Spencer Trask concerning the defaulted notes prior to the actual conversion of the notes in September 2004. We may have further comment upon review of your response.

30. Please explain in greater detail the company`s use of $34.9 million in cash in operating activities.

31. Please revise your disclosure to comply with the Commission`s recent MD&A guidance. See Commission Guidance Regarding Management`s
Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350, Section IV.A. (December 19,
2003)
at http://www.sec.gov/rules/interp/33-8350.htm.    In this regard,
please provide considerably more detailed information on your cash requirements and anticipated sources of funding.

Our Business
Overview

32. We note the disclosure regarding the initial development of two other products. Please include the reasonable basis that your drug delivery technology may significantly improve the effectiveness of those already marketed drugs.

33. We note the disclosure regarding the agreement entered into by the company with a leading pharmaceutical company in women`s health.
Please disclose the name of the company and in the appropriate subsection please describe the principal terms of the agreement. Please file the agreement as an exhibit.

Technology
Overview of Electrotransport

34. We note the statement that "we believe that their applications are limited to a small number of drug compounds." Please include the reasonable basis for your belief.






Products

35. We note the disclosure that the company has signed a worldwide marketing and license agreement with B. Braun for the LidoSite product. Please describe the principal terms of the agreement and file the agreement as an exhibit.

36. Please describe in detail the immediate distribution methods of the initial products. See Item 101(b)(2) of Regulation S-B. Please include how the product(s) will be distributed from manufacturer to customers. Will the products require storage? Will the company or
B. Braun be responsible for distribution?  Please explain.

37. Please provide the names of principal suppliers as required by
Item 101(b)(5) of Regulation S-B.

Additional Product Pipeline

38. For each proposed product, please disclose the remaining steps before marketing approval, including the anticipated time frame for those steps.

Parkinson`s Disease

39. We note the statement that "[w]e believe that active transdermal administration of this drug would provide a safe vehicle for delivery at level beyond those that can be safely obtained by oral administration." Please provide the reasonable basis for the belief.

Other Therapeutic Areas
Concentrate on Therapeutic Areas with Large Markets.

40. Please further describe the terms "market potential" and "market segments."

Competition
Advanced Drug Delivery Technologies

41. Please describe how the company expect to compete against Alza Corporation and its E-TRANS(r) system.

Intellectual Property

42. Please provide a brief description of the nature of each patent and for each patent include the patent number, expiration date or other status information.

Other

43. If applicable, please discuss costs and effects of compliance with environmental laws (federal, state and local) as required by
Item 101(b)(10) of Regulation S-B. Please revise or explain supplementally.
Employees

44. Please disclose whether the employees are part-time or full-time.
See Item 101(b)(12) of Regulation S-B.

Management
Board of Directors

45. Please give the person`s term of office as a director. Please see Item 401(a)(3) of Regulation S-B.

Limitation of Liability and Indemnification Obligation

46. Please include the Commission position on indemnification for Securities Act liabilities. See Item 510 of Regulation S-B.

Executive Compensation
Stock Options

47. Please ensure that all amounts reported within the table provided
(stock options held by named executives) agree to those shown throughout the registrations statement and related financial statements. For example, we note the number of options reported as exercisable and nonexercisable for Mr. McGuinness does not agree to the number of options reported in the Summary Compensation Table on page 69. Please revise as necessary.

Certain Relationships and Related Transactions
Overview

48. Please explain how STGS incorporated Vyteris, Inc. in July
2000.
Please include the name of the natural person(s) with voting or dispositive control over STGS. Also include the full name of STGS.

49. Please include the name of the affiliate of STGS that acquired an
82% interest in Treasure Mountain Holdings.

Certain Relationships With STSG and it Related Parties

50. For each transaction, please include the name of the person and the person`s relationship to the issuer as required by Item 404(a) of
Regulation S-B. Where the related party is a company, please include the name of the natural person(s) with voting or dispositive control over the company.




Bridge Financing

51. Please disclose whether the finder`s fee has been paid and include the total amount of the fee.

Principal Stockholders

52. Please expand footnote (1) to disclose the basis for the disclaimers of beneficial ownership by Mr. Kimberlin.

Selling Stockholders

53. For each selling stockholder that is listed as a company or entity, please provide the name(s) of the natural persons with voting or dispositive control over such company or entity.

Plan of Distribution

54. If a selling shareholder is a broker-dealer, tell us whether the selling shareholder acquired its securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, you must identify the broker-dealer as an underwriter in the prospectus. Language such as "may be deemed to be" an underwriter is unacceptable if the selling shareholder is a broker-dealer.

Financial Statements
Vyteris, Inc. Annual Financial Statements
Statement of operations, page 110

55. We note your disclosure in the prospectus (page 99) that the Series B Convertible preferred stock has a stated annual 8% cumulative dividend. Please include the preferred dividend as an adjustment in the calculation of net loss available to common shareholders as required by SFAS 128. In accordance with SFAS 128, loss available to common stockholders shall be computed by adding both dividends declared in a period on preferred stock (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned) to net loss. Please revise as necessary.

Notes to Financial Statements
Note 2. Significant Accounting Policies
Contract Research Revenue, page 116

56. We note that your research contracts are outside the scope of SOP
81-1 and that you recognize contract research revenue based on the percentage-of-completion method. The percentage-of-completion method of recognizing revenue should only apply to contracts within the scope of SOP 81-1. With a view towards providing revised accounting or disclosure, please explain supplementally how you measure performance and why you believe the use of the percentage-of-completion method is appropriate for your contracts. Please refer to
SAB No. 104. Explain also how you account for the costs of contract research. We may have further comment upon review of your response.

Other Significant Accounting Policies

57. Please disclose all of the company`s significant accounting policies. For example, we would have expected to see a disclosure regarding the company`s policy for accounting for the impairment or disposal of long-lived assets. Refer to SFAS 144. Also, please provide disclosure regarding the company`s accounting for certain financial instruments with characteristics of both liabilities and equity. Refer to SFAS 150.

58. Please provide the required disclosure for those standards that have been issued but not yet adopted by you. Discuss the potential financial statement effect of adopting those new standards. Standards that you have already adopted should not be discussed here.
Refer to SAB Topic 11.M.

59. Disclose in a note the terms of the acquisition of the transdermal systems unit from Becton Dickinson, the consideration exchanged and the value attributed to any noncash consideration, and provide the initial purchase allocation as well.

Note 3. Property and Equipment, page 117

60. We noted that you have capitalized manufacturing and laboratory equipment and in-process equipment. We also noted here and from your risk factors (page 16) that equipment and machinery that you use (including in-process equipment) are custom built for Vyteris. Please tell us supplementally how your accounting treatment complies with GAAP. See specifically paragraph 11(a) of SFAS 2.

Note 4. Promissory Notes, page 118

61. We note your disclosure that the company determined that the warrants issued with the 2003 notes payable had zero fair market value. Please supplementally explain to us how you determined that the estimated fair market value was zero. Please include your calculations in determining your estimated fair values, and disclose the assumptions used, within your supplemental response.

Note 6. Common Stock and Convertible, Redeemable Preferred Stock, page 120

62. We note your disclosure that the Series A and B convertible redeemable preferred stock may be subject to involuntary conversion at the Board of Directors discretion. Please tell us supplementally, and clarify in your disclosure, under what circumstances the Board may invoke the involuntary conversion feature. Please cite the specific authoritative literature you used to support your accounting treatment as other than permanent equity.


Note 7. Stock Compensation Plan, page 122

63. We noted that the options granted in 2003 had an exercise price of $0.80 per share. Of the options granted, 155,500 were issued at the stated exercise price and 106,875 were issued with a stated exercise price lower then the fair value. In light of the Company`s disclosure that the 2002 options granted had an exercise price of $4.00 per share which approximated fair value, and the continued advancements of your LidoSite product with the FDA (page 56) the reasons for the decrease in fair value in 2003 are unclear. Please supplementally explain to us how you determined the fair value of your 2003 options.

Note 8. Commitments and Contingencies, page 124

64. Please revise to include a discussion of the liquidated damages that you will incur if the registration statement is not declared effective by February 25, 2005.

Note 15. Concentrations of Credit Risk

65. Please provide disclosure of all concentration risks of the company. For example, we note your disclosure in the Risk Factors (page 15) that "certain raw materials and components used in the manufacture of our product are available only from a single supplier." Please revise as necessary.

Vyteris, Inc. Interim Financial Statements
Notes to Interim Financial Statements
Note 3. Convertible Secured Promissory Notes Payable, page 140

66. Please consider expanding your discussion of the warrants granted to Spencer Trask Ventures (to purchase 2,549,250 shares of common stock) to state that the warrants may be exercised on a cashless basis and that the warrants contain certain customary anti-dilution rights and price protection as noted in Treasure Mountain Holdings filing on Form 14A on page 19.

Note 6. Recapitalization Transaction, page 142

67. We note that the Series C Redeemable Preferred Stock is convertible at various conversion rates on various dates. Please consider revising to disclose the amount of any potential contingent beneficial conversion features which may result in the company recording a deemed dividend to the preferred shareholders. Please refer to EITFs 98-5 and 00-27.

Note 7. Compensation Plan, page 144

68. We note your disclosure that the Company will re-measure the option value over the vesting period. Please revise to state that the
Company will re-measure the option value (variable accounting) until the option is exercised, expired or forfeited. Please refer to SFAS
123.

69. Please provide disclosure regarding the Vyteris Holdings, Inc. 2004 stock option plan. Include in the disclosure the Repurchase
Option disclosed within the option plan.

Note 13. Subsequent Events
Sale of Units, Conversion of December Notes and Merger With
Treasure
Mountain, page 147

70. Please consider revising to include all material terms of the Private Placement. For example, we note your disclosure in the Preliminary 14A Information Statement (page 20) filed by Treasure Mountain that Vyteris agreed to sell to each of the placement agents a warrant to purchase common stock equal to 20% of the (1) number of common shares issued in each unit and (2) number of common shares underlying the warrants included in the units.

Other Regulatory Requirements

71. Please revise the interim financial statements for the nine-months ended September 30, 2004 to conform to any changes made to the registration statement, as necessary.

72. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current consent of the independent accountants in any amendment.

Part II
Recent Sales of Unregistered Securities

73. For each transaction, please disclose, as applicable, the total offering price and the facts relied upon to make the exemption available, such as whether the investors were financially sophisticated and had access to information regarding the company in offerings under Section 4(2).

74. Please include the names of the placement agents described in this section.

Exchange Act Reports

75. As appropriate, please revise these reports to comply with the above comments on the Form SB-2.

Form 10-QSB for the nine months ended September 30, 2004

76. Please expand the disclosure in Note 1 to clarify the nature of the steps that TMHI is taking to increase the number of authorized shares so that the holders of the Rights Certificates can receive shares of common stock. Indicate when the action will be completed and disclose any contingencies associated with the issuance of the Rights Certificates, if any. Provide this disclosure in the amended
Form SB-2 as well.

Schedule 14A Information

      We have monitored the Schedule 14A filed November 29, 2004 for financial statements and for compliance with comments issued on the
Form SB-2.

77. Please ensure that the information disclosed within the Schedule
14A information Statement agrees with the information disclosed within the Company`s filing on Form SB-2. For example, we noted that the beneficial holders information (page 6) disclosed within the
Schedule 14A does not agree with the beneficial holders information disclosed within the Company`s filing on Form SB-2 (page 77 of Form
SB-2).

Item 14.  Mergers, Consolidations, Acquisitions and Similar
Matters

78. The example set forth in Note A to Schedule 14A appears to apply to your situation. Please provide the information required by
Schedule 14A, Items 11, 13 and 14.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and



?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Vernon Moore at (202) 824-5399 or Hugh West at
(202) 942-1983 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Kluck at (202) 824-5262 or me at (202) 942-2999 with any other questions.

						Sincerely,


						John Reynolds, Assistant Director
						Office of Emerging Growth Companies

cc:	Peter H. Ehrenber
	Fax (973) 597-2400

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Treasure Mountain Holdings, Inc.
December 17, 2004
Page 1